Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 10 DATED APRIL 25, 2022
TO THE PROSPECTUS DATED NOVEMBER 4, 2021

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2021 as supplemented by supplement no. 1 dated November 16, 2021, supplement no. 2 dated November 22, 2021, supplement no. 3 dated November 30, 2021, supplement no. 4 dated December 15, 2021, supplement no. 5 dated January 18, 2022, supplement no. 6 dated February 16, 2022, supplement no. 7 dated March 15, 2022, supplement no. 8 dated March 31, 2022 and supplement no. 9 dated April 15, 2022. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership” or “CROP,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•a potential stock-for-stock merger transaction with an affiliate;
•an updated risk related to an investment in us; and
•additional information regarding our share repurchase program.

Potential Acquisition

The conflicts committee of our board of directors is evaluating a transaction whereby we would acquire Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”), an affiliate of us, in a stock-for-stock merger. CMOF is a Maryland corporation that was sponsored by CROP and formed to invest in multifamily development projects and/or make mezzanine loans or preferred equity investments in multifamily construction and development projects.

CMOF conducted an offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act from November 2017 through August 2019, raising the full offering amount of $50.0 million. CMOF has investments in two development projects and one investment in a land parcel held for development, all through separate joint ventures with CROP as follows: Park Avenue (development project), Cottonwood on Broadway (development project) and Block C (land held for development) with a percentage ownership interest held by CMOF as of December 31, 2021, of 76.4%, 81.2%, and 63.0%, respectively, and the balance of a majority of the remaining interest held by CROP. Currently, we consolidate the Park Avenue and the Cottonwood on Broadway joint ventures with CMOF on our financial statements, recording CMOF’s ownership as noncontrolling interests. Because of our status as a joint venture in CMOF’s investments, additional information about CMOF’s investments is included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” in supplement no. 8 to the prospectus dated March 31, 2022.

Daniel Shaeffer, our Chief Executive Officer and a director, Chad Christensen, our Executive Chairman and a director, and Gregg Christensen, our Chief Legal Officer and Secretary, are each officers and directors of CMOF. In addition, as a result of our merger with CRII and CROP in May 2021, we, through Cottonwood Capital Property Management II, LLC (“CCPMII”), a wholly owned subsidiary of CROP, act as the sponsor, property manager and asset manager for CMOF and CCPMII receives compensation for the acquisition, management and disposition of CMOF’s assets.

Although a transaction with CMOF is not finalized and may never be reached, the parties have each engaged an independent third-party financial advisor and legal counsel to advise with respect to the transaction and we expect to be able to announce an exchange ratio for the transaction by the middle of May. In addition, although both the company and CMOF are evaluating the transaction and an exchange ratio has not yet been determined, were we to complete this transaction, we expect the transaction to have a nominal impact on our GAAP financial statements due to our joint venture ownership interest in CMOF’s investments and the consolidation of Park Avenue and Cottonwood on Broadway. We can provide no assurances that we will be able to successfully complete the acquisition of CMOF. See “Forward-Looking Statements.”

Forward-Looking Statements

The forward-looking statements contained in this supplement regarding a proposed merger with CMOF are subject to various risks and uncertainties. Although we believe the expectations reflected in any forward-looking statements contained herein are based on reasonable assumptions, there can be no assurance that our expectations will be achieved. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of us, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. Such statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from future results, performance or achievements projected or contemplated in the forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with our ability to successfully negotiate and consummate a transaction on terms that are favorable to our stockholders, including the risks that a transaction with CMOF will not occur, (ii) unanticipated difficulties or expenditures relating to the transaction, and (iii) those additional risks and factors discussed under the heading “Risk Factors” in our prospectus as supplemented. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance upon forward-looking statements.

Risk Factors

The following risk factor supersedes and replaces the similar risk factor contained in the prospectus.

CROP may be subject to tax indemnification obligations upon the taxable sale of certain of its properties. CROP will not have control of the assets that will be subject to an in-kind redemption transaction under the CROP Tax Protection Agreement.

Pursuant to the tax protection agreement between CROP and High Traverse Holdings, LLC (“HT Holdings”), a Delaware limited liability company, which is beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, each of who are our executive officers and some of whom are our directors, (the “CROP Tax Protection Agreement”), CROP has agreed, until May 7, 2031, to indemnify HT Holdings (including Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, as beneficial owners of HT Holdings, and their affiliated trusts and certain other entities) (collectively, the “protected partners”) against certain tax consequences of a taxable transfer of all or any portion of the properties that are owned by CROP or any of its subsidiaries as of the closing date of our merger with CROP, subject to certain conditions and limitations. We estimate the maximum potential liability associated with the CROP Tax Protection Agreement to be approximately $39.9 million. Although this estimate has been made based on the best judgment of our management assuming current tax rates as well as the current state of residence of indemnified parties, both of which may change in the future, no assurances can be provided that the actual amount of any indemnification obligation would not exceed this estimate. These indemnification obligations could prevent CROP from selling its properties at times and on terms that are in the best interest of CROP, us and the respective equity owners of CROP and us and any indemnification payments that may become payable could be a significant expense for CROP and us. In addition, at any time after the closing (including after expiration of the tax protection term), each protected partner and CROP will have the right to exercise an in-kind redemption transaction (i.e., a redemption of all of the protected partner’s interest in CROP in exchange for one or more assets of CROP at the then-current market price). This would eliminate CROP’s indemnification obligations to the protected partner(s). The protected partners will have the right to select the assets of CROP necessary to effectuate the in-kind redemption transaction, subject to certain limitations. If an in-kind redemption transaction is effectuated, CROP’s portfolio may become less geographically diverse and thus subject to greater market risk, and CROP may be required to transfer some of its prime assets to the protected partner(s).

In addition, CROP has entered and may in the future into tax indemnification agreements with certain persons who contributed their interests in properties to CROP in exchange for CROP Common Units. These current agreements provide that CROP will indemnify such contributors against certain tax consequences of a taxable sale of the property contributed by such contributors through 2025, subject to certain conditions and limitations. We estimate the maximum potential liability associated with these tax indemnification agreements to be approximately $31.5 million. Although this estimate has been made based on the best judgment of our management assuming current tax rates as well as the current state of residence of indemnified parties, both of which may change in the future, no assurances can be provided that the actual amount of any indemnification obligation would not exceed this estimate. Future tax indemnification agreements entered by CROP may extend such obligations beyond 2025. The obligations of CROP under these and future indemnification agreements may constrain CROP with respect to deciding to dispose of a particular property and may also result in financial obligations for us.

Share Repurchase Program

The following disclosure clarifies the monthly and quarterly limit on repurchases under our share repurchase program.

Our share repurchase program limits the total amount of aggregate repurchases of our Class T, Class D, Class I, Class A and Class TX shares (all of our classes of common stock) to no more than 2% of the aggregate NAV of our common stock outstanding per month and no more than 5% of the aggregate NAV of our common stock outstanding per calendar quarter.
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